PRIMERO PROVIDES EXPLORATION UPDATE;
BLACK FOX FROOME ZONE EXPANDED WITH INTERSECTION OF
SIGNIFICANT CONTINUITY;
NEW VEIN DISCOVERY AT SAN DIMAS

Toronto, Ontario, February 29, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced the results of successful exploration programs at the Company’s Black Fox mine located near Timmins, Ontario, Canada and the San Dimas mine located in Durango, Mexico.

Black Fox Exploration Highlights:

  Froome Zone Expands with Significant Continuity: Highlights from recent drilling at the Froome zone, located 800 metres west of the Black Fox deposit, include long mineralized intercepts of significant gold grades of 5.0 grams per tonne (“g/t”) gold over 42.9 metres true width (15PR-G011), 4.6 g/t gold over 35.3 metres true width (15PR-G031) and 6.0 g/t gold over 25.6 metres true width (15PR-G048). Primero also completed a drill hole to test the down plunge extent and continuity of mineralization, which featured notable intercepts of 6.1 g/t gold over 44.1 metres, 7.2 g/t gold over 14.7 metres, and 7.7 g/t gold over 102.6 metres (15PR-G016).

  New Froome-Like Mineralization Identified: A drill hole has intersected Froome-like mineralization, located 750 metres southeast of Froome and approximately 300 metres from Black Fox mine. Initial results include 2.5 g/t gold over 10.8 metres (15PR-G009). Similar to Froome, this new intersection is situated within an area of low magnetic response, the trend of which extends for over 3 kilometres across the Black Fox property, and contains other interpreted Froome-like targets.

San Dimas Exploration Highlights:

  New Vein Discovered Under Volcanic Capping: New vein discovered approximately 200 metres north of the Jessica vein. The ‘Convención vein’ preliminary results include 2.3 g/t gold and 136 g/t silver over 0.4 metres true width (CNV15_001). Primero’s exploration geologists believe there to be good potential to outline additional mineralization from this vein, located in a highly prospective area of San Dimas.

  New High-Grade Ore Shoot of Regina Vein Identified: Recent drilling results have identified a new high-grade ore shoot of the Regina vein including 9.4 g/t gold and 1,673 g/t silver over 3.8 metres true width (SRE16_010), and 13.3 g/t gold and 1,403 g/t silver over 2.7 metres true width (SRE16_012). Similar to the Jessica and Convención veins, the Regina vein occurs below the upper volcanic capping and does not outcrop at surface.

  Additional High Grade Intercepts from Victoria Vein: Victoria vein has been extended with recent drilling including 22.8 g/t gold and 841 g/t silver over 4.3 metres true width (VIC16_371), 16.5 g/t gold and 1,062 g/t silver over 2.4 metres true width (VIC15_368), 10.1 g/t gold and 519 g/t silver over 4.7 metres true width (VIC15_366) and 25.3 g/t gold and 794 g/t silver over 0.7 metres true width
  (VIC15_369).

“We continue to demonstrate upside through exploration at our two operating mines,” stated Ernest Mast, President and Chief Executive Officer. “Continued investment in exploration is critical to maintaining successful underground mining operations, and we are pleased to see significant returns on our investment dollars. Primero will continue to explore and grow our mines with $9.1 million budgeted for exploration at San Dimas in 2016 and $8.9 million at Black Fox. The Company is committed to preserving the longevity of its key mines, ensuring stable revenue generation and secure employment for our workers for years to come.”

BLACK FOX - CANADA

Froome Zone Continues to Grow and Demonstrates Significant Continuity of Mineralization

After receiving positive results in 2015, Primero has aggressively targeted the Froome zone, located approximately 800 metres west of the Black Fox mine. This area continues to demonstrate significant gold mineralization over wide widths. Highlights from recent drilling at the Froome zone include 5.0 g/t gold over 42.9 metres true width (15PR-G011), 4.6 g/t gold over 35.3 metres true width (15PR-G031) and 6.0 g/t gold over 25.6 metres true width (15PR-G048). Additionally, Primero recently completed a drill hole to test the down plunge extent and continuity of mineralization, which featured notable intercepts of 6.1 g/t gold over 44.1 metres, 7.2 g/t gold over 14.7 metres, and 7.7 g/t gold over 102.6 metres (15PR-G016). This hole also provided Primero’s exploration geologists with important stratigraphic information.

Recent drilling continues to confirm Primero’s exploration thesis that the long intercepts of significant gold grades found at the Froome zone represent a different style of gold mineralization than seen at the nearby Black Fox deposit. Notably, the Froome zone demonstrates gold mineralization with consistent grades and good continuity which may make the zone amenable to bulk underground mining techniques.

The Froome zone has been delineated from the bedrock surface, located 18 metres below the ground surface level, to approximately 260 metres below surface, and continues to remain open to the east, west, and at depth.

Froome is a priority for surface exploration at Black Fox in 2016. Primero expects to complete approximately 25,000 metres of drilling by May 2016 in order to define and delineate the Froome deposit, and will evaluate the deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017. An initial resource estimate for the Froome zone based on the results of all drilling received to-date is expected to be included with the Company’s year-end reserves and resources update in early March 2016.

Highlighted exploration drilling results from the Froome zone are included in Table 1 with locations identified in Figure 1. A typical southwest-northeast section (15PR-G031 and 15PR-G032) is shown in Figure 2 and a long section of the down plunge drill hole 15PR-G016 is shown in Figure 3.

New Froome-Like Mineralization Identified

New information received from the recent drilling at the Froome zone has suggested to Primero’s exploration geologists that mineralization is hosted within a folded package of igneous and sedimentary rocks. The sedimentary rocks within the feature a low magnetic response, and the trend of which extends over 3 kilometres across the Black Fox property. This trend contains multiple Froome-like geophysical anomalies. However, the exact relationship between identified mineralization, folding, and the Gibson-Kelore Fault Zone (“GKFZ”), remains undefined at this time. For reference, the GKFZ is a splay of the Porcupine-Destor Fault Zone (“PDFZ”), a major fault structure associated with gold mineralization in the Timmins Gold Camp.

In testing these other geophysical anomalies, a drill hole has intersected Froome-like mineralization located 750 metres from the Froome zone and approximately 300 metres the Black Fox mine. Initial results include 2.5 g/t gold over 10.8 metres (15PR-G009).

Primero will complete approximately 18,750 metres of drilling in 2016 to target extensions of the Froome zone and other interpreted Froome-style targets located near to existing infrastructure.

The results from hole 15PR-G009 are shown in Table 1. The results of the airborne magnetic survey and location of this new intercept and the Froome deposit are shown in Figure 4.

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero has reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the Company for the purposes of National Instrument 43-101 (“NI 43-101”). All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs which is ISO 9001:2000 certified, AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, Swastika Laboratories, which is ISO 17025 certified. Intercepts cited do not necessarily represent true widths, however, with the exception of hole 15PR-G016 which specifically targeted the down plunge extent of Froome zone, drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

Table 1: Froome Zone – Highlighted Drilling Results
Hole	From	To	Core Length	True Width	Gold Grade
	(m)	(m)	(m)	(m)	(g/t)
15PR-G009	325.6	336.4	10.8	-	2.5
15PR-G011	173.0	228.8	55.8	42.9	5.0
including	214.0	220.0	6.0	4.6	12.1
15PR-G016 - down plunge	19.9	63.9	44.1	n/a	6.1
and	100.0	114.6	14.7	n/a	7.2
and	120.9	223.5	102.6	n/a	7.7
15PR-G031	127.0	180.0	53.0	35.3	4.6
including	149.4	160.0	10.6	7.1	8.9
15PR-G032	119.5	131.0	11.5	8.4	4.5
and	135.9	144.9	9.0	6.6	3.8
and	192.3	196.8	4.5	3.3	3.9
15PR-G034	119.5	139.3	19.8	13.9	4.0
and	143.0	178.0	35.0	24.5	4.0
15PR-G037	219.9	226.9	7.1	4.9	5.1
and	251.0	259.0	8.0	5.6	2.4
and	263.8	268.0	4.3	3.0	5.2
15PR-G039	125.2	168.0	42.9	31.3	4.0
15PR-G042	127.1	132.0	4.9	3.4	5.1
15PR-G042A	124.3	134.2	9.9	7.0	5.0
and	137.3	147.2	9.9	7.1	5.1
and	154.1	162.5	8.4	6.0	7.2
16PR-G045	210.0	221.0	11.0	7.5	4.9
and	245.0	274.0	29.0	19.7	3.6
16PR-G046	125.2	161.9	36.7	25.6	4.5
including	153.2	159.0	5.8	4.1	10.3
and	169.6	184.0	14.4	10.1	6.4
and	215.0	217.4	2.4	1.7	6.0
16PR-G047	81.6	91.0	9.4	6.5	4.0
16PR-G048	125.0	160.6	35.5	25.6	6.0
including	148.0	154.0	6.0	4.3	13.7
and	165.1	175.0	9.9	7.1	3.9
15PR-G052	75.6	83.4	7.8	6.6	4.9
16PR-G054	72.0	77.4	5.4	4.1	7.8
and	81.0	83.4	2.4	1.8	5.1
16PR-G055[1]	213.0	225.0	12.0	8.5	5.3
15PR-G057	98.3	102.4	4.1	3.3	6.0
16PR-G060	126.4	164.0	37.6	26.4	5.1
and	170.7	186.0	15.3	10.7	5.0
16PR-G062[2]	194.6	200.0	5.4	3.7	7.4
15PR-G063	98.7	151.0	52.4	37.4	3.7
including	98.7	110.6	11.9	8.5	5.8
including	113.8	116.4	2.5	1.8	5.9
including	124.0	151.0	27.0	19.3	3.9
15PR-G089	214.1	222.8	8.7	6.9	5.0
1: 106 assays pending.
2: 136 assays pending.

SAN DIMAS - MEXICO

New Vein Discovered Under Upper Volcanic Capping

Primero has discovered a new vein located in the Central Block at the San Dimas mine. The Convención vein was intersected by exploration drifting in late-2015 approximately 200 metres north of the Jessica vein. Similar to the Jessica vein, the Convención vein exists under the upper volcanic (rhyolite) capping that covers a significant portion of the San Dimas-Ventanas district. The discovery of the Convención vein further demonstrates that emplacement of the upper volcanic capping was a post-mineralization event. As a result, Primero’s geologists believe that there is significant potential to continue to extend the district’s mineralized vein systems under the upper volcanic capping.

The first drill hole targeting the Convención vein included an intercept of 2.3 g/t gold and 136 g/t silver over 0.4 metres true width (CNV15_001). Primero believes there to be good potential to outline additional mineralization from this vein, located in a highly prospective area of San Dimas. The prospectiveness of the Convención vein has been further confirmed by initial channel sampling which reported relatively low gold and silver grades, but noted strongly brecciated vein textures with base metals (principally lead) in the matrix. This portion of the Convención vein shares similar structural and mineralogical characteristics to lower grade zones of the Jessica vein, which may indicate that this initial intersection could be on the borders of the economic ore-shoot

The Convención vein is interpreted to strike in an approximate northwest-southeast direction and dipping at 70 degrees to the north. It features a fragmented brecciated texture of white and gray quartz with disseminated pyrite crystals and small quantities of sulphides occurring in thin bands. The vein is hosted in the productive andesite with observed propylitic alteration. The hanging wall is bounded by a 30 centimetre wide fault gouge which appears to be the controlling structure, and in the footwall there are noted streams of quartz and calcite. Based on the initial observations, the Convención vein is believed to intersect the Jessica vein to the east.

Highlighted drill results in are shown in Table 2. A location map of the Convención vein is shown in Figure 5, drill hole location is shown in Figure 6, and underground images are shown in Figure 7.

New High Grade Ore Shoot of Regina Vein Identified

The Regina vein was discovered in January 2015 when intersected by the San Vicente tunnel and it has become a key target of the 2016 exploration program. Similar to the Jessica and Convención veins, the Regina vein occurs below the upper volcanic capping and is hosted in the productive andesite. Due to the capping, Regina does not outcrop at surface. Initial exploration of Regina around the San Vicente tunnel was limited by the Limoncito fault to the east and by a basaltic post-mineralization fault-dyke to the west. Additionally, a geochemical characterization of the vein indicated that the San Vicente intersection was below the precious metals enrichment zone. As a result, upwards drilling was conducted from nearby infrastructure to target the favourable horizon.

Recent drill results have successfully identified a new high-grade ore shoot of the Regina vein, including 9.4 g/t gold and 1,673 g/t silver over 3.8 metres true width (SRE16_010), and 13.3 g/t gold and 1,403 g/t silver over 2.7 metres true width (SRE16_012).

Based on the results of recent exploration, a new structural interpretation of the San Fernando area, which includes the Regina, Jessica, Convención, and Perez veins, has been created. This new interpretation will be used by Primero’s exploration geologists to generate additional drilling targets to test for extensions of these veins past known faulting. Exploration of the San Fernando area is a priority for the 2016 program. Initial geological surface reconnaissance of the area has recently identified two veins, Ximena and El Alacran, which are visible in outcrops of the lower volcanic sequence. They have not yet been explored.

Highlighted drill results from the Regina vein are shown in Table 2 with locations identified in Figure 8.

Victoria Vein Expanded with High Grade Intercepts

A new structural model for the Victoria vein has been constructed by Primero’s geologists based on new information received from recent drilling. This model includes a detailed interpretation of the principal and secondary faults that displace the vein principally along strike. A combination of the structural and geochemical characterizations has allowed the exploration team to better understand the plunge of the ore zone and to identify a possible extension of the known mineralization to the northeast of the vein.

One of these new areas was confirmed by recent drilling which includes results of 22.8 g/t gold and 841 g/t silver over 4.3 metres true width (VIC16_371), 16.5 g/t gold and 1,062 g/t silver over 2.4 metres true width (VIC15_368), 10.1 g/t gold and 519 g/t silver over 4.7 metres true width (VIC15_366) and 25.3 g/t gold and 794 g/t silver over 0.7 metres true width (VIC15_369). Based on these results and the re-interpreted structural model, the vein appears to remain open to the northeast.

Other results from drill holes delineating the southwest areas of the Victoria vein include 13.7 g/t gold and 781 g/t silver over 1.2 metres true width (VIC15_361), and 7.8 g/t gold and 465 g/t silver over 1.2 metres true width (VIC15_362).

Highlighted drill results from the Victoria vein are shown in Table 2 with locations identified in Figure 9.

Table 2: San Dimas – Highlighted Drilling Results
Hole	From	To	Core	True	Gold	Silver	Vein
	(m)	(m)	Length	Width	Grade	Grade
			(m)	(m)	(g/t)	(g/t)
CNV15_001	150.6	151.1	0.5	0.4	2.3	136	Convención
SRE16_010	175.9	181.8	6.0	3.8	9.4	1,673	Regina
SRE16_012	82.0	85.0	3.0	2.7	13.3	1,403	Regina
VIC15_361	174.6	176.0	1.4	1.2	13.7	781	Victoria
VIC15_362	170.9	172.2	1.3	1.2	7.8	465	Victoria
VIC15_366	224.1	230.2	6.1	4.7	10.1	519	Victoria
VIC15_368	240.8	246.5	5.7	2.4	16.5	1,062	Victoria
VIC15_369	396.9	397.7	0.8	0.7	25.3	794	Victoria
VIC16_371	397.3	402.9	5.6	4.3	22.8	841	Victoria

Drilling at San Dimas and Ventanas was conducted by Primero's exploration team. Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero has reviewed the technical exploration information in this news release as the Qualified Person ("QP") for the purposes of NI 43-101 for the Company. All drill-hole samples are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "if approved", "forecasts", "intends", "anticipates", "believes", "in order to" or variations of such words and phrases or statements that certain actions, events or results "are anticipated", "may", "could", "would", "might" or "will require", "will allow", "will enhance" or "will include" or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as "is updating", "is working" or "is also assessing" or other statements that may be stated in the present tense and are not historical facts or words with future implication such as "opportunity", "promising".

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the capital expenditures in 2016; the Company's exploration targets and plans; and the Company's intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; that the Company identifies higher grade veins in sufficient quantities of minable ore in or around Black Fox and San Dimas; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company's financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero's registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.

Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 3: Black Fox – Froome Zone Long Section of Drill Hole 15PR-G016

W
E
Overburden
Bedrock
6.1 g/t / 44.1 m
7.2 g/t / 14.7 m
7.7 g/t / 102.6 m
Au (g/t)
0.9 - <1.0 g/t
1.0 - <2.0 g/t
2.0 - <4.0 g/t
4.0 - <7.0 g/t
7.0 - < 10 g/t
>10.0 g/t
15PR-G016
100 m

Figure 4: Black Fox –Airborne Magnetic Survey with Magnetic Low Trend Identified

FROOME
ZONE
BLACK FOX
OPEN PIT
15PR-G009
500 m
N

Figure 9: San Dimas – Victoria Vein Drill Hole Locations

SW
NE
900m
800m
700m
900m
800m
700m
VIC15_362
7.8/465 (1.2m)
VIC15_361
13.7/781 (1.2m)
VIC15_366
10.1/519 (4.7m)
VIC15_368
16.5/1,062 (2.4m)
VIC15_369
25.3/794 (0.7m)
VIC16_371
22.8/841 (4.3m)
SINALOA FAULT
CAPPING
PRODUCTIVA ANDESITE
PORTAL RHYOLITE
BUELNA ANDESITE
SOCAVON RHYOLITE
DIORITE ARANA
INTRUSIVE ANDESITE
2016 Significant results
2016 No significant results
2016 Pending results
Prior drilling
200m